UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Blue Bird Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

095306106
(CUSIP Number)

Eric L. Schondorf
American Securities LLC
299 Park Avenue, 34th Floor
New York, NY 10171
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

CUSIP No. 095306106	13D	Page 2

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB HOLDINGS LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
57.15% (See Item 5)

14	TYPE OF REPORTING PERSON:
OO

CUSIP No. 095306106	13D	Page 3

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB INVESTCO LP (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
57.15% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 4

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII, L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
57.15% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 5

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(B), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
57.15% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 6

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(C), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
57.15% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 7

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES ASSOCIATES VII, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
57.15% (See Item 5)

14	TYPE OF REPORTING PERSON:
OO

CUSIP No. 095306106	13D	Page 8

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
57.15% (See Item 5)

14	TYPE OF REPORTING PERSON:
IA

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Blue Bird Corporation, a Delaware corporation (“Blue Bird” or the “Issuer”).  Blue Bird’s principal executive offices are located at 402 Blue Bird Boulevard, Fort Valley, Georgia 31030.  Blue Bird’s telephone number at such address is (478) 822-2801.  As described below, the Common Stock was acquired from The Traxis Group B.V., a limited liability company existing under the Laws of the Netherlands (the “Seller”), pursuant to that certain Purchase and Sale Agreement, dated as of May 26, 2016 (the “Purchase Agreement”), by and among ASP BB Holdings LLC, a Delaware limited liability company (“Holdings”), the Seller and Blue Bird.

Item 2.	Identity and Background.

This Statement is filed by (i) Holdings; (ii) ASP BB Investco LP, a Delaware limited partnership and the sole member of Holdings (“Investco”); (iii) American Securities Partners VII, L.P., a Delaware limited partnership (“ASP VII”); (iv) American Securities Partners VII(B), L.P., a Delaware limited partnership (“ASP VII(B)”); (v) American Securities Partners VII(C), L.P., a Delaware limited partnership (“ASP VII(C)” and, with ASP VII and ASP VII(B), the “Sponsors,” the owners of limited partnership interests in Investco); (v) American Securities Associates VII, LLC, a Delaware limited liability company and the general partner of each Sponsor (“GP”); and (vi) American Securities LLC, a New York limited liability company which provides investment advisory services to each Sponsor (the “Advisor”) (collectively, the “Reporting Persons”).

The principal place of business and principal office of each of the Reporting Persons  are c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171.

The principal business of the Advisor is to provide investment advisory services.  The principal business of each Sponsor is to provide capital for, and make investments in, equity and debt securities and other business opportunities.  The principal business of the GP is to act as the general partner, and be responsible for the business and affairs of, each of the Sponsors, as described above.  Holdings was formed for the sole purpose of acquiring the shares of Common Stock and has not conducted any unrelated activities since its formation.  Investco was formed for the sole purpose of being the sole member of Holdings and has not conducted any unrelated activities since its formation.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer (or equivalent) and director of each Reporting Person are set forth on Schedules I and II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Holdings has entered into the Purchase Agreement pursuant to which it has acquired 12,000,000 shares of Common Stock from the Seller for an aggregate purchase price of One Hundred Twenty Five Million Seven Hundred Thousand Dollars (USD $125,700,000).  Except as described in the following paragraph, all of the funds required to acquire the Transaction Shares were obtained from the working capital of Holdings, which in turn was obtained from a capital contribution from Investco, which in turn was obtained from capital contributions from the Sponsors.

In addition, approximately $3 million of the funds used to acquire the Transactions Shares were obtained from certain employees of American Securities, including certain associates, managing directors and other employees.

Item 4.	Purpose of Transaction.

The information set forth under Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock pursuant to the Purchase Agreement as described below.  The Reporting Persons acquired the Common Stock in order to become the controlling stockholder of Blue Bird.  The Reporting Persons expect to conduct discussions from time to time with management of Blue Bird, other stockholders of Blue Bird or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of Blue Bird and the Reporting Persons, and may enter into confidentiality agreements with Blue Bird and such other parties from time to time.

Purchase Agreement

Pursuant to the Purchase Agreement, Holdings agreed to purchase from the Seller and the Seller agreed to sell all of the 12,000,000 shares of Common Stock owned by the Seller (the “Transaction Shares”).  Holdings acquired 7,000,000 Transaction Shares on June 3, 2016 at the initial closing (the “Initial Closing”) for an amount in cash equal to $10.10 per share (the “Initial Transaction”) and Holdings acquired 5,000,000 Transaction Shares on June 8, 2016 at the second closing (the “Second Closing”) for an amount in cash equal to $11.00 per share (the “Second Transaction” and, together with the Initial Transaction, the “Transactions”), for an aggregate purchase price of $125,700,000.

In connection with the Transactions, and pursuant to the Purchase Agreement, Holdings appointed Kevin S. Penn and Michael E. Sand to the Blue Bird board of directors on June 3, 2016.  In addition, in connection with the Second Closing, at the Second Closing, Chan Galbato remained on the Blue Bird board of directors, but resigned as chairman of the Blue Bird board of directors, and Holdings also has the right to appoint one additional designee to the Blue Bird board of directors.

In addition, Blue Bird confirmed in the Purchase Agreement that Holdings is an express assignee or designee of the Seller for all purposes as contemplated in Blue Bird’s Second Amended and Restated Certificate of Incorporation, dated February 24, 2015.

Letter Agreement

On May 26, 2016, Holdings and Advisor (together with its Controlled Affiliates, as defined in the Letter Agreement and Holdings, “American Securities”) entered into a Letter Agreement with Blue Bird (the “Letter Agreement”), with respect to certain governance arrangements of Blue Bird.  Pursuant to the Letter Agreement, if American Securities effects an underwritten offering during the first year following the Initial Closing, any underwriting discount paid to American Securities by Blue Bird pursuant to the Registration Rights Agreement will be reduced by the amount of fees and expenses Blue Bird had to pay in connection with the amendment to the Credit Agreement.  In addition, for three years following the date of the Initial Closing (unless Blue Bird is no longer listed on NASDAQ), American Securities will ensure that three independent directors (as defined under NASDAQ rules) are included on Blue Bird’s board of directors, and such members shall be independent of American Securities. For one year following the date of the Initial Closing, American Securities will not, unless authorized by a committee comprised of independent directors, acquire or arrange to acquire voting securities of Blue Bird if following such acquisition American Securities would beneficially own 90% or more of the voting securities of Blue Bird.  If during the one year period following the date of the Initial Closing, American Securities makes a proposal (“Sale Proposal”) to acquire the remaining outstanding shares of Blue Bird’s capital stock, such Sale Proposal will be considered by a committee comprised of independent directors and will be subject to such committee’s approval. American Securities also agreed not to enter into any material “related party” transaction with Blue Bird without approval of a committee comprised of independent directors for a period of three years following the date of the Initial Closing.

A duly formed and authorized committee of the board of directors approved the execution, delivery and performance of the Purchase Agreement, the Letter Agreement and the transactions contemplated thereby, for purposes of Section 203 of the Delaware General Corporation Law, such that the restrictions on business combinations set forth in Section 203 of the Delaware General Corporation Law are inapplicable to Holdings and its affiliates and associates.

Registration Rights Agreement

Pursuant to the Purchase Agreement, Holdings executed a joinder and became a party to a registration rights agreement, dated as of February 24, 2015 (the “Registration Rights Agreement”), with Blue Bird and certain holders of the Common Stock.  Pursuant to the Registration Rights Agreement, Holdings has the right to require Blue Bird to register for resale pursuant to the Securities Act of 1933, as amended, all or any portion of the Transaction Shares.  Blue Bird may delay a request by Holdings for demand registration if, in its reasonable judgment, it is not feasible for Blue Bird to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving Blue Bird, or because of the unavailability of any required financial statements or Blue Bird’s possession of material information that it would not be in Blue Bird’s best interests to disclose in a registration statement, provided that such refusal only results in a 120-day delay in the filing of the registration statement. In addition, in the event that the sale of registered securities pursuant to a registration statement would require disclosure of certain material non-public information not otherwise required to be disclosed, Blue Bird may postpone the effectiveness of the applicable registration statement and require the suspension of sales thereunder. No such blackout period may continue for more than 45 consecutive days or occur more than two times in any single calendar year. Pursuant to the Registration Rights Agreement, Holdings has “piggyback” registration rights exercisable at any time that allow Holdings to include the shares of the Common Stock that it owns in any public offering of equity securities initiated by Blue Bird (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale). These “piggyback” registration rights are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

Pursuant to the Registration Rights Agreement, Blue Bird has agreed to indemnify Holdings against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which Holdings sells shares of the Common Stock, unless such liability arose from its misstatement or omission, and Holdings has agreed to indemnify Blue Bird against all losses caused by its misstatements or omissions in those documents. Blue Bird will pay all expenses incidental to its performance pursuant to the Registration Rights Agreement, as well as the underwriting discounts, subject to the terms of the Letter Agreement, and commissions payable by Holdings in connection with the sale of its shares of the Common Stock pursuant to the Registration Rights Agreement.

Blue Bird agreed in the Purchase Agreement to amend its existing Form S-3 Registration Statement previously filed on behalf of certain holders of Common Stock promptly after the Second Closing by either filing a prospectus supplement or the Post-Effective Amendment naming Holdings as a selling shareholder.  If Blue Bird files a Post-Effective Amendment with the SEC, Blue Bird will thereafter use its reasonable commercial efforts to have the SEC declare such Post-Effective Amendment effective as promptly as practicable.

The foregoing descriptions of the Purchase Agreement, the Letter Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Letter Agreement and the Registration Rights Agreement, which are included as exhibits hereto and are incorporated by reference in their entirety in this Item 4.

The Reporting Persons acquired the Transaction Shares pursuant to the Initial Closing and the Second Closing.  Except as described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) Blue Bird’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence subject to complying with the terms of the Letter Agreement, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to at any time or from time to time (i) purchase or otherwise acquire (in addition to the 12,000,000 Transaction Shares already acquired) additional shares of Common Stock, or other securities of Blue Bird, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions, in transactions negotiated with Blue Bird or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.  As of June 8, 2016, Holdings was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 12,000,000 shares of Common Stock, representing 57.15% of the issued and outstanding shares of Common Stock based on 20,995,709 shares of Common Stock outstanding as of May 20, 2016, as reported in Blue Bird’s Quarterly Report on Form 10-Q filed with the SEC on May 28, 2016.  As a result of their relationship to Holdings, Investco, the Sponsors, GP and Advisor may also be deemed to be beneficial owners of Blue Bird.  None of the Scheduled Persons own any shares of Common Stock.

(c)  Except as described herein, no other transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons or by any of the Scheduled Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1*
Joint Filing Agreement, dated June 10, 2016, by and among ASP BB Holdings LLC, ASP BB Investco LP, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P., American Securities Partners VII(C), L.P., American Securities Associates VII, LLC and American Securities LLC.*

2
Purchase and Sale Agreement, dated as of May 26, 2016, by and among The Traxis Group B.V., ASP BB Holdings LLC and Blue Bird Corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Blue Bird Corporation filed with the Securities and Exchange Commission on May 27, 2016).

3
Letter Agreement, dated May 26, 2016, by and among American Securities LLC, ASP BB Holdings LLC and Blue Bird Corporation (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of Blue Bird Corporation filed with the Securities and Exchange Commission on May 27, 2016).

4
Registration Rights Agreement, dated as of February 24, 2015, by and among Blue Bird Corporation, The Traxis Group B.V., ASP BB Holdings LLC and the investors named therein (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K of Blue Bird Corporation filed with the Securities and Exchange Commission on March 2, 2015).

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

ASP BB HOLDINGS LLC

By: /s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President and Secretary
Date: June 10, 2016

ASP BB INVESTCO LP

By: ASP Manager Corp., its general partner

By: /s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President and Secretary
Date: June 10, 2016

AMERICAN SECURITIES PARTNERS VII, L.P.

By: American Securities Associates VII, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 10, 2016

AMERICAN SECURITIES PARTNERS VII(B), L.P.

By: American Securities Associates VII, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 10, 2016

AMERICAN SECURITIES PARTNERS VII(C), L.P.

By: American Securities Associates VII, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 10, 2016

AMERICAN SECURITIES ASSOCIATES VII, LLC

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 10, 2016

AMERICAN SECURITIES LLC

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: President and Chief Executive Officer
Date: June 10, 2016

SCHEDULE I

Name, business address and present principal occupation or
employment of the directors and executive officers of

ASP BB HOLDINGS LLC & ASP BB INVESTCO LP

American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P., each of which is a Delaware limited partnership, are the beneficial owners of ASP BB Investco LP, which is the sole member of ASP BB Holdings LLC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of ASP BB Investco LP (which has no directors) are set forth below:

OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Michael G. Fisch President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	President and Chief Executive Officer American Securities LLC 299 Park Avenue New York, NY 10171

Kevin S. Penn Vice President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Michael E. Sand Vice President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Principal American Securities LLC 299 Park Avenue New York, NY 10171

Eric L. Schondorf Vice President and Secretary	c/o American Securities LLC 299 Park Avenue New York, NY 10171	General Counsel American Securities LLC 299 Park Avenue New York, NY 10171

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of ASP BB Holdings LLC (which has no directors) are set forth below:

OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Kevin S. Penn President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Michael E. Sand Vice President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Principal American Securities LLC 299 Park Avenue New York, NY 10171

Eric L. Schondorf Vice President and Secretary	c/o American Securities LLC 299 Park Avenue New York, NY 10171	General Counsel American Securities LLC 299 Park Avenue New York, NY 10171

Each person identified on this Schedule is a citizen of the United States of America.

SCHEDULE II

Name, business address and present principal occupation or
employment of the directors and executive officers of

AMERICAN SECURITIES PARTNERS VII, L.P.
AMERICAN SECURITIES PARTNERS VII(B), L.P.
AMERICAN SECURITIES PARTNERS VII(C), L.P.
AMERICAN SECURITIES ASSOCIATES VII, LLC
AMERICAN SECURITIES LLC

American Securities Associates VII, LLC is a Delaware limited liability company and the general partner of each of American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P., each of which is a Delaware limited partnership.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managing members of American Securities Associates VII, LLC are set forth below:

MANAGING MEMBERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Michael G. Fisch Managing Member	c/o American Securities LLC 299 Park Avenue New York, NY 10171	President and Chief Executive Officer American Securities LLC 299 Park Avenue New York, NY 10171

David L. Horing Managing Member	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

American Securities LLC is a New York limited liability company.  The business address of American Securities LLC is 299 Park Avenue, New York, NY 10171 USA.  Each person identified on this Schedule is a citizen of the United States of America.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the executive officers and directors of American Securities LLC are set forth below:

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Michael G. Fisch	American Securities LLC 299 Park Avenue New York, NY 10171	President and Chief Executive Officer American Securities LLC 299 Park Avenue New York, NY 10171

Joseph A. Domonkos	American Securities LLC 299 Park Avenue New York, NY 10171	Chief Financial Officer American Securities LLC 299 Park Avenue New York, NY 10171

David J. Maue	American Securities LLC 299 Park Avenue New York, NY 10171	Chief Administrative Officer American Securities LLC 299 Park Avenue New York, NY 10171

Eric L. Schondorf	American Securities LLC 299 Park Avenue New York, NY 10171	General Counsel American Securities LLC 299 Park Avenue New York, NY 10171

William Fry	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

David L. Horing	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Lee Dranikoff	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

David Musicant	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Loren Easton	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Will Manuel	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Kevin Penn	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Paul Rossetti	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Marc Saiontz	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Scott Wolff	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171